EXHIBIT 99.1

NOMAD ACQUIRES ADDITIONAL ROYALTY ON THE CASERONES MINE IN CHILE

Montreal, Québec – August 19, 2021

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and OTCQX: NSRXF) is pleased to announce that it has entered into an agreement (the “Agreement”) with private vendors to acquire an effective 0.351% net smelter return royalty (the “Royalty”) on the producing Caserones mine located in the Atacama region of Chile (the “Caserones mine”) for a cash consideration of US$27.25 million. Under the terms of the Agreement, Nomad will be entitled to the Q2 dividend payment from Compania Minera Caserones (“CMC”) (expected during Q3). The acquisition of the Royalty is in addition to the effective 0.28% net smelter return royalty on the Caserones mine purchased in May 2021. Following the completion of the transaction, Nomad will hold an effective 0.63% net smelter royalty on the Caserones mine, having invested a total of US$50.25 million.

Transaction Highlights

•	Increases exposure to a large scale producing mine in Chile
•	Increases royalty interest in a prudent and measured manner – adding to existing asset
•	Strengthens Nomad’s free cash flow profile
•	Greater exposure to an operating mine with a large land package and in proximity of large copper discoveries:
o	Los Helados – NGEX Minerals (10 kilometres)
o	Josemaria – Josemaria Resources (20 kilometres)
o	Filo del Sol – Filo Mining (28 kilometres)
•	Continues to demonstrate Nomad’s ability to source and execute royalty transactions, with 6th acquisition since June 2020

Caserones Royalty

The Royalty consists of an effective 0.351% net smelter return royalty on the tenements comprising the Caserones mine, located on a land package of ~17,000 hectares.

Transaction Details

As part of the transaction, Nomad will acquire shares representing a 37.5% ownership interest in CMC, a private Chilean contractual mining company which holds the payment rights to 32.5% of a 2.88% net smelter return royalty on the Caserones mine. Upon closing, Nomad will become a registered shareholder of CMC and will be party to a shareholders agreement which provides for, among other things, distribution of all royalty payments net of Chilean income taxes (“Share Acquisition”). Following the completion of the transaction, Nomad will hold 67.5% of the shares of CMC.

As consideration for the Share Acquisition, Nomad will pay a cash consideration of US$27.25 million (the “Cash Consideration”) to the Vendors. Nomad expects to fund the Cash Consideration through its revolving credit facility.

Subject to certain conditions, including the registration in Nomad’s name of the shares of CMC being acquired by Nomad in the shareholders registry of the Custodian of Mines of Santiago, Chile, the closing of the Share Acquisition is expected in August or early September 2021.

Share Capital:

As at August 19, 2021, the Company had 56,655,818 common shares, 1,407,972 share options and 24,881,734 common share purchase warrants outstanding entitling the holders to purchase 2,488,174 common shares. The Company also had 209,879 restricted share units, 78,500 performance share units and 131,580 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the CAD $/US$ daily exchange rate published by the Bank of Canada on August 18, 2021, 1,403,272 common shares (on a post-consolidated basis) would be issuable should the conversion option be exercised on such date.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

QUALIFIED PERSON

Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the "Qualified Person" as defined by NI 43-101 who has reviewed and approved the technical content of this news release.

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4

nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include the impossibility to satisfy all conditions precedents for the closing of the Share Acquisition, the closing date of the Share Acquisition, the benefit that Nomad will obtain from the Share Acquisition, the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market or business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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